# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BBB Foods Inc., CIK 0001978954
CUSIP: G0896C103
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: Av. Pdte. Masaryk 8, Polanco V SECC, Miguel Hidalgo, Mexico City, Mexico (O5), 11560
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000943663-25-000049
Filed by CIK 0002044225

## Reporting persons
- QS Management Ltd.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,232,447; sole dispositive power 0; shared dispositive power 11,232,447; aggregate amount beneficially owned 11,232,447 (15.3% of the class)
  Comment: Items 6 and 8: Based on the number of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.
  
  Item 11: Based on (x) 62,048,108 of the Issuer's Class A Common Shares outstanding as of April 25, 2025, as reported in the Issuer's Form 20-F filed on April 29, 2025, plus (y) 11,232,447 of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.
- QS 3B Aggregator Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,232,447; sole dispositive power 0; shared dispositive power 11,232,447; aggregate amount beneficially owned 11,232,447 (15.3% of the class)
  Comment: Items 6 and 8: Based on the number of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.
  
  Item 11: Based on (x) 62,048,108 of the Issuer's Class A Common Shares outstanding as of April 25, 2025, as reported in the Issuer's Form 20-F filed on April 29, 2025, plus (y) 11,232,447 of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.
- QS Direct SI 2 S.C.A., SICAR, in liquidation: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 265,463; sole dispositive power 0; shared dispositive power 265,463; aggregate amount beneficially owned 265,463 (0.4% of the class)
  Comment: Items 6 and 8: Based on the number of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.
  
  Item 11: Based on (x) 62,048,108 of the Issuer's Class A Common Shares outstanding as of April 25, 2025, as reported in the Issuer's Form 20-F filed on April 29, 2025, plus (y) 265,463 of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.
- QS Direct SI 2: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 265,463; sole dispositive power 0; shared dispositive power 265,463; aggregate amount beneficially owned 265,463 (0.4% of the class)
  Comment: Items 6 and 8: Based on the number of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.
  
  Item 11: Based on (x) 62,048,108 of the Issuer's Class A Common Shares outstanding as of April 25, 2025, as reported in the Issuer's Form 20-F filed on April 29, 2025, plus (y) 265,463 of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.
- Quilvest Capital Partners SA: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,497,910; sole dispositive power 0; shared dispositive power 11,497,910; aggregate amount beneficially owned 11,497,910 (15.6% of the class)
  Comment: Items 6 and 8: Based on the number of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.
  
  Item 11: Based on (x) 62,048,108 of the Issuer's Class A Common Shares outstanding as of April 25, 2025, as reported in the Issuer's Form 20-F filed on April 29, 2025, plus (y) 11,497,910 of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.
- Bemberg Capital: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,497,910; sole dispositive power 0; shared dispositive power 11,497,910; aggregate amount beneficially owned 11,497,910 (15.6% of the class)
  Comment: Items 6 and 8: Based on the number of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares only for purposes of computing the percentage ownership of the reporting person.
  
  Item 11: Based on (x) 62,048,108 of the Issuer's Class A Common Shares outstanding as of April 25, 2025, as reported in the Issuer's Form 20-F filed on April 29, 2025, plus (y) 11,497, 910 of the Issuer's Class C Common Shares beneficially owned by the reporting person, which are treated as converted into Class A Common Shares for the purpose of this calculation.

## Item 1. Issuer
Name of issuer: BBB Foods Inc.
Address of issuer's principal executive offices: Av. Pdte. Masaryk 8, Polanco V SECC, Miguel Hidalgo, Mexico City, Mexico, 11560

## Item 2. Person Filing
Name of person filing:
QS Management Ltd.
Craigmuir Chambers, Road Town, Tortola
British Virgin Islands
Citizenship: British Virgin Islands

QS 3B Aggregator Inc.
Craigmuir Chambers, Road Town, Tortola, British Virgin Islands
Citizenship: British Virgin Islands

QS Direct SI 2 S.C.A., SICAR, in liquidation
22, rue des Bruyeres
L - 1274 Howald
Citizenship: Luxembourg

QS Direct SI 2
22, rue des Bruyeres
L - 1274 Howald
Citizenship: Luxembourg

Quilvest Capital Partners SA
9 allee Scheffer, L-2520 Luxembourg
Citizenship: Luxembourg

Bemberg Capital
9 allee Scheffer, L-2520 Luxembourg
Citizenship: Luxembourg
Address of principal business office or, if none, residence: See Item 2(a) above.
Citizenship: See Item 2(a) above.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on March 31, 2025, the reporting persons beneficially owned an aggregate of 11,497,910 of the Issuer's Class C Common Shares, par value $0.01 per share ("Class C Common Shares"). Each of the Issuer's Class C Common Shares is automatically convertible, under certain circumstances, into one of the Issuer's Class A Common Shares. Specifically, as of the close of business on March 31, 2025:

(i) QS 3B Aggregator Inc., a company limited by shares incorporated under the laws of the British Virgin Islands ("QS 3B Aggregator"), beneficially owned 11,232,447 of the Issuer's Class C Common Shares;

(ii) QS Direct SI 2 S.C.A., SICAR, in liquidation, a Luxembourg investment company in risk capital in the form of a Societe en Commandite par Actions ("QSD"), beneficially owned 265,463 of the Issuer's Class C Common Shares;

(iii) QS Management Ltd., a company limited by shares incorporated under the laws of the British Virgin Islands ("QS Management"), is (1) the investment adviser to QS 3B Aggregator, (2) the sole director of QS 3B Aggregator and (3) the owner of all outstanding Class M shares of QS 3B Aggregator, and may be deemed to have shared voting control and investment discretion over securities owned by QS 3B Aggregator;

(iv) QS Direct SI 2, a Luxembourg Societe a responsabilite limitee ("QSD SI"), is the general partner and the liquidator of QSD and may be deemed to have shared voting control and investment discretion over securities owned by QSD;

(v) Quilvest Capital Partners SA, a Luxembourg Societe Anonyme ("QCP SA"), is the owner of all outstanding shares of QS Management and QS Direct SI 2 and may be deemed to have shared voting control and investment discretion over securities owned by QS 3B Aggregator and QSD; and

(vi) Bemberg Capital, a Luxembourg Societe Anonyme ("Bemberg Capital"), is the owner of all outstanding shares of QCP SA and may be deemed to have shared voting control and investment discretion over securities owned by QS 3B Aggregator and QSD.

The foregoing should not be construed in and of itself as an admission by QS Management, QSD SI, QCP SA or Bemberg Capital as to beneficial ownership of the securities owned by QS 3B Aggregator or QSD, as the case may be.
Percent of class:
As of the close of business on March 31, 2025, QS Management may be deemed to have beneficially owned 11,232,447 of the Issuer's Class A Common Shares or 15.3% of the Issuer's Class A Common Shares outstanding (see Item 4(a) above).

As of the close of business on March 31, 2025, QS 3B Aggregator may be deemed to have beneficially owned 11,232,447 of the Issuer's Class A Common Shares or 15.3% of the Issuer's Class A Common Shares outstanding (see Item 4(a) above).

As of the close of business on March 31, 2025, QSD may be deemed to have beneficially owned 265,463 of the Issuer's Class A Common Shares or 0.4.% of the Issuer's Class A Common Shares outstanding (see Item 4(a) above).

As of the close of business on March 31, 2025, QSD SI may be deemed to have beneficially owned 265,463 of the Issuer's Class A Common Shares or 0.4% of the Issuer's Class A Common Shares outstanding (see Item 4(a) above).

As of the close of business on March 31, 2025, QCP SA and Bemberg Capital each may be deemed to have beneficially owned 11,497,910 of the Issuer's Class A Common Shares or 15.6% of the Issuer's Class A Common Shares outstanding (see Item 4(a) above).

The above percentages are based on (a) the number of the Issuer's Class C Common Shares beneficially owned by each reporting person, which are treated as converted into Class A Common Shares only for purposes of this calculation; divided by (b)(x) 62,048,108 of the Issuer's Class A Common Shares outstanding as of April 25, 2025, as reported in the Issuer's Form 20-F filed on April 29, 2025, plus (y) the number of the Issuer's Class C Common Shares beneficially owned by such reporting person, which are treated as converted into Class A Common Shares only for purposes of this calculation.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: All shares beneficially owned by such person as described in Item 4(b) above
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: All shares beneficially owned by such person as described in Item 4(b) above

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit I

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit I: Joint Filing Agreement, dated as of May 12, 2025, by and among QS Management Ltd., QS 3B Aggregator Inc., QS Direct SI 2 S.C.A., SICAR, in liquidation, QS Direct SI 2, Quilvest Capital Partners and Bemberg Capital.

## Signatures
- QS Management Ltd.: /s/ Remi Masse, Remi Masse / Director (05/12/2025)
- QS Management Ltd.: /s/ Jean-Francois Le Ruyet, Jean-Francois Le Ruyet / Director (05/12/2025)
- QS 3B Aggregator Inc.: /s/ Remi Masse, Remi Masse / Director of QS Management Ltd. (05/12/2025)
- QS 3B Aggregator Inc.: /s/ Jean-Francois Le Ruyet, Jean-Francois Le Ruyet / Director of QS Management Ltd. (05/12/2025)
- QS Direct SI 2 S.C.A., SICAR, in liquidation: /s/ Rosalie Bacou, Rosalie Bacou / Permanent representative of QS Direct SI 2, itself acting as liquidator (05/12/2025)
- QS Direct SI 2: /s/ Rosalie Bacou, Rosalie Bacou / Manager (05/12/2025)
- Quilvest Capital Partners SA: /s/ Alexis Meffre, Alexis Meffre / CEO (05/12/2025)
- Bemberg Capital: /s/ Adrien de Boisanger, Adrien de Boisanger / Executive Chairman (05/12/2025)